Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 14, 2013

Relating to Preliminary Prospectus Supplement dated May 14, 2013

Registration No. 333-187255

Investor Presentation May 2013

Safe Harbor Statement The following information contains certain forward-looking statements that reflect the Company’s current views with respect to certain current and future events and financial performance, including but not limited to the Company’s operating and competitive environments, economic conditions, new routes, expected delivery of new aircraft, fleet transition, marketing activities and strategies, sales distribution strategy, growth opportunities, 2013 outlook, capacity growth and passenger revenue mix, and the Company’s business focus. These forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company’s operations and business environment, which may cause the Company’s actual results to be materially different from any future results, expressed or implied, in these forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the price and availability of aviation fuel, the competitive environment, competitive advantages held by network carriers in the transpacific market, market demand, delays in scheduled aircraft deliveries and other loss of fleet capacity, economic conditions in the United States and abroad and increased competition in the markets in which the Company operates. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein to reflect events or circumstances that may arise after the date hereof even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Additional information on risk factors that could potentially affect the Company’s operations and financial results may be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, and other/subsequent filings with the Securities and Exchange Commission. 2

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup at 1-212-723-6171, Goldman, Sachs & Co. at 1-866-471-2526 or Morgan Stanley at 1-866-718-1649. 3

EETC Transaction Summary The Hawaiian Airlines Story Airbus A330-200 Collateral Summary

Hawaiian Airlines 2013-1 EETC Transaction Overview • Hawaiian Airlines, Inc. is offering $444,540,000 of Pass Through Certificates, Series 2013-1 in two classes (“Certificates”): . Class A: $328,260,000 . Class B: $116,280,000 • The offering will finance six (6) new Airbus A330 aircraft scheduled for delivery between November 2013 and October 2014 • Structuring Agent and Joint Bookrunner: Citigroup • Joint Bookrunners: Goldman, Sachs & Co. and Morgan Stanley • Liquidity Provider and Depositary: Natixis, S.A. acting via its New York Branch 5

Summary of the Offering 6 Class A Class B $328,260,000 $116,280,000 Ba1 / BBB+ / A- B1 / BB- / BB 52.8% 71.5% Fixed, semi-annual, 30/360 day count 9.0 years 6.9 years January 15 and July 15 January 15 and July 15 January 15, 2026 January 15, 2022 1.6 – 12.6 years 1.6 – 8.6 years July 15, 2027 July 15, 2023 Yes Yes 3 semi-annual 3 semi-annual interest payments interest payments Proceeds of the offering will be held in escrow with the Depositary institution and withdrawn from time to time to purchase Equipment Notes as the aircraft are financed Face Amount Expected Ratings (M/S/F) Initial / Expected Max Loan to Aircraft Value Ratio Interest Rate Initial Average Life Regular Distribution Dates Final Expected Distribution Date Expected Principal Distribution Window Final Legal Maturity Date Section 1110 Protection Liquidity Facility Depositary Notes: 1. Initial Loan to Value is calculated as of January 15, 2015, the first Regular Distribution Date after which all aircraft are expected to be financed. In calculating these percentages, we have assumed that the aggregate value of all such aircraft is $601,950,700 as of January 15, 2015, the first Regular Distribution Date after all aircraft have been delivered. Please refer to the Prospectus Supplement for further details.

Key EETC Structural Terms 7 . Classes Offered: Two tranches of amortizing debt are being offered, with a Class A and Class B each benefiting from a separate liquidity facility covering three semi-annual interest payments . Waterfall: Standard EETC waterfall, interest on the Preferred Pool Balance on the Class B will be paid ahead of Class A principal . Consistent with recent precedent EETCs . Buy-out Rights: Standard buy-out rights for the Class B Certificateholders . After a Certificate Buyout Event, Class B Certificateholders have the right to purchase all (but not less than all) of the Class A Certificates at par plus accrued interest . No buyout right during the 60-day Section 1110 period . No buyout right after the 60-day Section 1110 period if Hawaiian Airlines has entered into agreements to perform its obligations with respect to the Equipment Notes and has cured all defaults under the related indentures . Cross-Default and Cross-Collateralization: Provisions are available from date of issuance of each Equipment Note . Collateral: Pool features all new A330-200s that are core and essential aircraft to Hawaiian Airlines . Parent Guarantee: Hawaiian Airlines’ payment obligations under the Equipment Notes are fully and unconditionally guaranteed by Hawaiian Holdings, Inc.

Aircraft Appraisals • Hawaiian Airlines has obtained desktop appraisals from three appraisers: Aircraft Information Services, Inc. (AISI), Ascend FG Advisory (Ascend), BK Associates (BK)1 • Appraisals for the aircraft are calculated using Base Values • The initial aggregate aircraft Appraised Value is $601,950,7002 • Appraisals indicate an initial collateral cushion of approximately 47.2%3 and 28.5%3 on the Class A and B Certificates, respectively, which increases over time as the debt amortizes based on assumed depreciation of collateral value 8 Notes: 1. The AISI, Ascend, and BK appraisal letters can be found in the Prospectus Supplement and are subject to the assumptions and qualifications stated therein 2. As of January 15, 2015, the first Regular Distribution Date after all aircraft are expected to be financed. Appraised value is calculated using the lesser of the mean and median (“LMM”) values of each aircraft as appraised by AISI and Ascend as of April 2013, and BK as of February 2013. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value 3. Initial collateral cushion is calculated as January 15, 2015, the first Regular Distribution Date after which all aircraft are expected to be financed (January 15, 2015)

Aircraft Collateral Summary Notes: 1. Appraised value is calculated using the lesser of the mean and median (“LMM”) values of each aircraft as appraised by AISI and Ascend as of April 2013, and BK as of February 2013. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value • A summary of collateral and indicative appraised values are shown below Aircraft Type Body Type Delivery Date Registration Number Manufacturer’s Number Appraisal Value 1 ($MM) # BV 1 A330-200 Wide November 2013 N395HA 1469 $102.03 2 A330-200 Wide January 2014 N396HA 1488 $103.07 3 A330-200 Wide February 2014 N399HA 1496 $103.07 4 A330-200 Wide April 2014 N370HA TBD $103.07 5 A330-200 Wide June 2014 N374HA TBD $103.07 6 A330-200 Wide October 2014 N373HA TBD $103.07 Total $617.38 9

EETC Transaction Summary The Hawaiian Airlines Story Airbus A330-200 Collateral Summary

Leisure Is Our Business Our brand, network and product are rooted in Hawaii Value is essential, but value doesn’t mean cheap Our home is special, and our guests’ experience on its airline should reflect that Our network needs to go where Hawaii’s visitors are, today and tomorrow 11

Product Optimized for Leisure A330-200 12

Core Elements of Our Diversified Network Neighbor Islands (24% of 2012 Passenger Revenue) 24% North America (46% of 2012 Passenger Revenue) International (30% of 2012 Passenger Revenue) 46% 30% 1 Source: Airbus Global Market Forecast 2012. 2 Source: apgDat (Schedule). Market share based on 2012 ASMs. • Outstanding Brand Recognition • 11 Gateways • Unique product offering • Growth Opportunities • Most Growth Potential • Asia-Pacific annual traffic growth expected to be 5.4% 2012-2031 vs. 3.3% in N. America1 • Unmatched Presence • 88% seat share2 • Approximately 160 flights per day • Stable business, inelastic demand 13

Hawaiian Airlines is Hawaii’s Airline Leading Market Positions – All Our Flights Touch Hawaii West Coast: 11.4M Total Seats International: 4.9M Total Seats Neighbor Islands: 8.7M Total Seats HA #2: 26% Market Share HA #1: 23% Market Share HA #1: 88% Market Share Source: apgDat (Schedule). Market share based on 2012 ASMs. Note: West Coast is defined as the existing HA market on the U.S. West Coast (CA, OR, AZ, NV, WA). 1 Subject to government approval. Existing Routes Honolulu – Taipei (July 2013) Honolulu – Beijing (2014) (1) Honolulu – Sendai (July 2013) 14

Hawaiian Is a Global Carrier MANILA2 SEOUL TOKYO / HANEDA SYDNEY OSAKA / KANSAI FUKUOKA SAN FRANCISCO LOS ANGELES LAS VEGAS PAGO PAGO PAPEETE SEATTLE PORTLAND PHOENIX SAN DIEGO SACRAMENTO OAKLAND SAN JOSE NEW YORK / JFK BRISBANE Current Route Network (Including Announced Additions) SAPPORO / CHITOSE AUCKLAND TAIPEI HONOLULU MAUI SENDAI 2007 Route Network BEIJING1 1 Pending government approval. 2 Service to Manila to be discontinued in 2013. 15

North America 70% Neighbor Island 23% International 7% North America 46% Neighbor Island 24% International 30% Cumulative EBITDAR Margin Consolidated ASM Growth 0% 10% 20% 30% (10%) 0% 10% 20% 30% 40% 50% 1 Source: Public Filings. Legacy airlines include Continental/United, Delta, Southwest/Airtran, American, US Airways; adjusted for impact of acquisitions. Hawaiian EBITDAR excludes income from litigation settlement, lease termination charge, and reflects economic fuel costs. See page 35 for non-GAAP reconciliation. Legacy Hawaiian Spirit Alaska jetBlue Allegiant Diversified Revenue Base & Profitable Growth 16

North America (46% of 2012 Passenger Revenues) . Launched JFK flight service in June 2012 . North American Product Redesign . Leading Carrier West Coast to Hawaii* . Large seat share (26%) . Most West Coast gateways (10) . Outstanding brand recognition . Our North America Strategy: . Focus on larger, more resilient markets to Honolulu . Exploit better per-seat costs with our 252-294 seat aircraft . High frequency on our Neighbor Island network allows us to create very efficient connections to the neighbor islands * West Coast is defined as the existing HA markets on the U.S. West Coast (CA, OR, AZ, NV, WA) Source: Diio Mi (Schedule) 17

International (30% of 2012 Passenger Revenues) • Extrapolating a strong franchise with discipline . 2004: Sydney . 2008: Manila . 2010: Tokyo (Haneda) . 2011: Seoul (Incheon) . 2011: Osaka (Kansai) . 2012: Fukuoka (Apr) . 2012: Sapporo (Oct) . 2012: Brisbane (Nov) . 2013: Auckland (Mar) . 2013: Sendai (Jun) . 2013: Taipei (Jul) . 2014: Beijing1 1 Pending government approval. Beijing 18

Neighbor Island (24% of 2012 Passenger Revenues) • Unmatched presence . Over 88% seat share . Unrivaled schedule . Strong competitive position (cost, product, service) . Adding ATR 42 turboprops in 2013 to further enhance neighbor island access Source: apgDat (Schedule) Starting Summer 2013 19

Many Growth Opportunities Remain


SAPPORO
SEOUL
SENDAI
TOKYO / HANEDA
BEIJING
Nagoya
OSAKA
FUKUOKA
Shanghai
Chengdu
Guangzhou
Hong Kong
TAIPEI
MANILA
Singapore
Jakarta
BRISBANE
SYDNEY
Melbourne
AUCKLAND
PAGO PAGO
PAPEETE
HNL
MAUI
Edmonton
Calgary
Vancouver
SEATTLE
PORTLAND
Minneapolis
Montreal
Toronto
Boston
Detroit
NEW YORK / JFK
SACRAMENTO
OAKLAND
St. Louis
SAN FRANCISCO
SAN JOSE
Philadelphia
Baltimore/ Washington
LAS VEGAS
LOS ANGELES
SAN DIEGO
PHOENIX
Dallas
Miami
Houston
Mexico City
2012 Metropolitan Population
POTENTIAL MARKETS
1-2M
3-5M
5-10M
10-20M
>20M
SEASONAL ROUTES
EXISTING ROUTES
PLANNED ROUTES

Sources: U.S. Census Bureau, Mexican National Population Council, Statistics Canada, National Bureau of Statistics of China, Statistics Bureau of Japan, United Nations agglomeration estimates; as of May 1, 2013.

HAWAIIAN AIRLINES

20

EETC Transaction Summary The Hawaiian Airlines Story Airbus A330-200 Collateral Summary

A330 Family Characteristics1 22 1. Source: Airbus as of March 2013 2. Source: Airbus: A/C & Operators for which Airbus & Boeing have received the in-service data as of June 2012; Source: Airbus customer support, ASER Airline Service Experience The A330 is the most liquid widebody in its class Key Operational Statistics of the Global A330 Fleet # of Orders 90 75 45 45 0 25 50 75 100 A330 767 787 777 1,108 1,246 1,432 0 250 500 750 1000 1250 1500 767 A330 777 # of Customers • A take-off or landing every 25 seconds • 99.0% reliability2 • Average daily utilization of 12.4 hours • Average flight duration of 4.9 hours • Highest comfort in its class: 18” seat width and 19” aisles • Carries industry-standard LD3 cargo containers Orderbook is comparable to other successful widebody aircraft Leading customer base amongst peer aircraft

A330-200 Customers

The A330-200 has wide market appeal

- 490 in-service aircraft
- 81 aircraft on order
- The A330 is the most liquid widebody in its class, as demonstrated by the breadth of its customer base
- Geographically diverse operator base with more than one-third of the in-service fleet operated in the high growth Asia Pacific region

Global Breakdown by Region[1]



5%
37%
24%
7%
19%
8%
Africa
Asia Pacific
Europe
Latin America & Caribbean
Middle East
North America

Top 10 Operators[2]

Operator	# of aircraft	%
1. Air China	26	5.3%
2. Emirates Airlines	26	5.3%
3. TAM Linhas Aereas	20	4.1%
4. Etihad	18	3.7%
5. China Southern	16	3.3%
6. Qatar Airways	16	3.3%
7. Air France	15	3.1%
8. China Eastern Airlines	15	3.1%
9. Air Berlin	14	2.9%
10. Hawaiian Airlines	**12**	2.4%
69x other operators	312	63.7%
Total in Operation	**490**	**100.0%[3]**

Key Characteristics[2]

Firm Orders	576
# Delivered	495
# Backlog	81
# in Service	490
# of Customers	63
# of Current Operators	79

1. Source: Ascend Appraisal Report dated April 17, 2013
2. Source: Airbus as of April 2013
3. Note: Total in Operation does not add up to 100.0% due to rounding

HAWAIIAN AIRLINES

23

2012 A330 Lease transactions

High Level of Market Activity

Number	Aircraft	Lessee
2	A330-200	AirEuropa
1	A330-200	airberlin
1	A330-200	brussels airlines
1	A330-200	Private
1	A330-200	Hifly
1	A330-200	
1	A330-200	Thomas Cook Airlines Scandinavia
1	A330-200	ATE
1	A330-200	SriLankan
1	A330-300	fly
2	A330-300	SHAHEEN AIR
1	A330-200F*	QATAR
3	A330-300*	JET AIRWAYS
1	A330-300*	XL
2	A330-200	AIR ALGERIE
1	A330-200	air seychelles
1	A330-200	atlasjet
1	A330-200	BoA
1	A330-200	CORSAIR
7	A330-200	
2	A330-300	
1	A330-300	
1	A330-200	TURKISH AIRLINES
1	A330-200	Thomas Cook Airlines
1	A330-200	SENEGAL AIRLINES
1	A330-200	novair
3	A330-200	

Over 40 placements in 2012

Remarketing/Placement: the A330 is a proven liquid asset

Source: Airbus as of December 2012

HAWAIIAN AIRLINES

24

A330 versatility covering the world 25 Source: Airbus

Importance of the A330-200 to Hawaiian Airlines Widebody aircraft have consistently formed an important part of our fleet • In 2008, we initiated our fleet renewal plan with an order for 6 A330-200 aircraft • In 2010 and 2011, we exercised purchase rights and amendments to bring the total size of our A330 order to 18 aircraft (plus 4 direct-leased aircraft) The Airbus A330-200 will become our core long-haul aircraft in Q4 20131 • Fuel efficiency drives competitive CASM performance • Increased range over Boeing 767 opens new markets • Passenger preference for wider seats and modern IFE system • Large cargo areas provide significant new revenue opportunities 1. Forecast based on existing agreements. 2. Excludes ATR 42 turboprop aircraft (Neighbor Island). 26 16 18 18 18 18 16 16 12 10 7 5 9 14 19 22 37 43 44 47 47 10 20 30 40 50 60 YE2011 YE2012 YE2013 YE2014 YE2015 A330-200 (Long-Haul) 767-300 (Long-Haul) B717-200 (Neighbor Island)

Appendix

o Broad Partnerships Without Alliance Membership 28

Historical Financial Performance Source: Company filings. See page 35 for non-GAAP reconciliation. Note: 2008A results exclude positive impact of litigation settlement ($52.5mm). 2011A results exclude negative impact of lease terminations ($70.0mm). 2007A – 2012A results exclude unrealized (losses) gains on fuel derivative contracts (net of tax for adjusted net income and pre-tax for adjusted EBITDAR and Operating Income). 2009A – 2010A results exclude positive impact of tax benefits ($40mm in 2009 and $62.5mm in 2010). $983 $1,211 $1,183 $1,310 $1,650 $1,962 10.6% 23.2% (2.3%) 10.7% 26.0% 18.9% 2007A 2008A 2009A 2010A 2011A 2012A $7 $39 $98 $88 $91 $137 0.7% 3.3% 8.3% 6.7% 5.5% 7.0% 2007A 2008A 2009A 2010A 2011A 2012A $163 $185 $261 $265 $279 $318 16.6% 15.2% 22.0% 20.3% 16.9% 16.2% 2007A 2008A 2009A 2010A 2011A 2012A $4 -$9 $65 $45 $43 $56 0.4% (0.7%) 5.5% 3.5% 2.6% 2.8% 2007A 2008A 2009A 2010A 2011A 2012A 29 Revenue & Revenue Growth ($ in millions) Adjusted Operating Income & Margin ($ in millions) Adjusted EBITDAR & Margin ($ in millions) Adjusted Net Income & Margin ($ in millions)

Historical Credit Metrics Source: Company filings. See page 35 for non-GAAP reconciliation. Note: EBITDAR, EBITDARP and Funds From Operations adjusted for special items, economic fuel costs and tax benefits. 1 Includes capitalized rent expense at 7.0x and unfunded pension and OPEB balance, net of tax. 12.1% 18.9% 27.5% 23.7% 21.9% 24.2% 2007A 2008A 2009A 2010A 2011A 2012A 6.0x 6.0x 4.1x 4.0x 5.0x 4.7x 2007A 2008A 2009A 2010A 2011A 2012A 88.0% 95.4% 86.3% 79.9% 86.6% 85.4% 2007A 2008A 2009A 2010A 2011A 2012A 1.35x 1.56x 2.18x 2.09x 2.09x 2.32x 2007A 2008A 2009A 2010A 2011A 2012A 6.9% 4.9% 14.6% 7.7% 15.4% 11.9% 2007A 2008A 2009A 2010A 2011A 2012A 16.6% 15.2% 22.0% 20.3% 16.9% 16.2% 2007A 2008A 2009A 2010A 2011A 2012A 30 Liquidity / Revenues Total Debt1 / Adjusted EBITDARP Total Debt1 / Total Capitalization1 Adjusted EBITDAR / Interest Expense + Rent Funds From Operations / Total Debt1 Adjusted EBITDAR Margin

Growing Stage Length Is Driving ASM Increases Our stage length has grown faster than passengers or departures as the A330 opens new markets for us • Looking at trend in ASM growth alone overstates our growth and relative risk Sources: Company filings and investor presentations. 31 ASMs, Seats and Departures 2009-100 baseline 150 140 130 120 110 100 90 YE 2009 YE 2010 ASM SEATS YE 2011 Departure YE 2012

Historical Financials – Income Statement

($ in thousands)	FY 2010	FY 2011	FY 2012	3M 2012	3M 2013
OPERATING REVENUES:					
Total Passenger Revenues	$1,154,972	$1,480,663	$1,767,041	$390,926	$439,939
Other	155,121	169,796	195,312	44,568	50,815
TOTAL OPERATING REVENUES	$1,310,093	$1,650,459	$1,962,353	$435,494	$490,754
OPERATING EXPENSES:					
Aircraft Fuel, including taxes and oil	322,999	513,284	631,741	140,318	174,489
Wages and Benefits	297,567	321,241	376,574	90,124	102,735
Aircraft Rent	112,721	112,883	98,786	23,222	26,019
Maintenance Materials and Repairs	123,975	169,851	183,552	43,712	55,259
Aircraft and Passenger Servicing	62,160	82,250	103,825	21,346	29,059
Commissions and Other Selling	78,197	96,264	114,324	29,416	33,811
Depreciation & Amortization	57,712	66,262	85,599	19,151	19,113
Rentals and Landing Fees	57,833	72,445	85,623	19,748	19,147
Other	105,651	125,682	152,931	35,557	43,048
Lease Termination Fee	--	70,014	--	--	--
TOTAL OPERATING EXPENSES	$1,218,815	$1,630,176	$1,832,955	$422,594	$502,680
OPERATING INCOME (LOSS)	$91,278	$20,283	$129,398	$12,900	($11,926)
Interest Expense and Amortization of Debt Costs	(16,835)	(24,521)	(43,522)	(9,048)	(11,377)
Interest Income	3,634	1,514	580	214	127
Capitalized Interest	2,665	7,771	10,524	2,573	3,440
Gains (Losses) on Fuel Derivatives	641	(6,862)	(11,330)	5,820	(6,561)
Gains on Investments	1,168	--	--	--	--
Other, Net	(562)	733	136	(600)	(1,082)
INCOME (LOSS) BEFORE INCOME TAXES	$81,989	($1,082)	$85,786	$11,859	($27,379)
Income Tax (Benefit) Expense	(28,266)	1,567	32,549	4,601	(10,234)
NET INCOME (LOSS)	$110,255	($2,649)	$53,237	$7,258	($17,145)

Source: Hawaiian Holdings Form 10-K, 1Q 2013 Form 10-Q.

32

Historical Financials – Balance Sheet

($ in thousands)	12/31/2011	12/31/2012	3/31/2013
ASSETS			
Cash and Cash Equivalents	$304,115	$405,880	$438,221
Restricted Cash	30,930	5,000	5,000
Accounts Receivable, Net	94,164	80,750	99,950
Spare Parts and Supplies, Net	23,595	27,552	25,067
Deferred Tax Asset, Net	15,336	17,675	17,675
Prepaid Expenses and Other	31,391	35,001	39,270
Total Current Assets	**$499,531**	**$571,858**	**$625,183**
Property and Equipment, Net	729,127	1,068,718	1,076,396
Deferred Tax Assets, Net	59,519	36,376	45,321
Intangible Assets, Net	45,368	26,580	25,920
Goodwill	106,663	106,663	106,663
Other Assets	47,321	55,629	66,172
Total Noncurrent Assets	**$987,998**	**$1,293,966**	**$1,320,472**
TOTAL ASSETS	**$1,487,529**	**$1,865,824**	**$1,945,655**
LIABILITIES & SHAREHOLDERS' EQUITY			
Current Debt & Capital Lease Obligations	$37,535	$108,232	$105,522
Accounts Payable	80,636	82,084	97,550
Accrued Liabilities	67,267	74,828	74,885
Air Traffic Liability	303,382	388,646	472,008
Total Current Liabilities	**$488,820**	**$653,790**	**$749,965**
Long-term Debt & Capital Lease Obligations	424,436	553,009	542,642
Accumulated Pension and Postretirement Obligations	320,742	352,460	354,939
Other Liabilities and Deferred Credits	30,655	37,963	42,907
Total Noncurrent Liabilities	**$775,833**	**$943,432**	**$940,488**
Total Liabilities	**$1,264,653**	**$1,597,222**	**$1,690,453**
Shareholders' Equity:			
Common and Preferred Stock	$507	$514	$519
Capital in Excess of Par Value	260,658	264,854	266,499
Accumulated Earnings	64,051	117,288	100,143
Accumulated Other Comprehensive Loss	(102,340)	(114,054)	(111,959)
Total Shareholders' Equity	**$222,876**	**$268,602**	**$255,202**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$1,487,529**	**$1,865,824**	**$1,945,655**

Source: Hawaiian Holdings Form 10-K, 1Q 2013 Form 10-Q.

HAWAIIAN AIRLINES

33

Historical Financials – Cash Flow Statement ($ in thousands) FY 2010 FY 2011 FY 2012 3M 2012 3M 2013 CASH FLOWS FROM OPERATING ACTIVITIES: NET CASH PROVIDED BY OPERATING ACTIVITIES $150,297 $178,764 $311,017 $119,464 $72,541 CASH FLOWS FROM INVESTING ACTIVITIES: Additions to PP&E, Including pre-delivery deposits ($140,460) ($281,903) ($290,699) ($102,847) ($25,800) Purchases of short-term investments (109,623) -- -- -- -- Sales of short and long-term investments 141,410 -- -- -- -- NET CASH USED IN INVESTING ACTIVITIES ($108,673) ($281,903) ($290,699) ($102,847) ($25,800) CASH FLOWS FROM FINANCING ACTIVITIES: Repayments of Debt & Capital Lease Obligations ($101,176) ($80,023) ($49,129) ($9,748) ($13,993) Long-term Borrowings 54,746 132,000 133,000 66,000 -- Convertible Notes -- 78,694 -- -- -- Debt issuance costs (2,837) (8,726) (3,828) (1,945) (1,818) Treasury Stock Repurchase (9,998) -- -- -- -- Proceeds from exercise of stock options 1,477 226 1,488 981 1,411 Other 463 46 (84) -- -- NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ($57,325) $122,217 $81,447 $55,288 ($14,400) NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ($15,701) $19,078 $101,765 $71,905 $32,341 34 Source: Hawaiian Holdings Form 10-K, 1Q 2013 Form 10-Q.

Reconciliation – Non-GAAP Financials

($ in thousands)	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012
RECONCILATION OF NET INCOME TO ADJUSTED NET INCOME						
Net Income (Loss) (GAAP)	$7,051	$28,586	$116,720	$110,255	($2,649)	$53,237
Adjustments for Non-Recurring Items [1]	--	(52,500)	(40,000)	(62,546)	42,008	--
Adjustment for Unrealized (Gains) / Losses on Fuel Derivative Contracts [1]	(3,528)	14,970	(11,872)	(2,304)	3,859	2,375
ADJUSTED NET INCOME (LOSS)	**$3,523**	**($8,944)**	**$64,848**	**$45,405**	**$43,218**	**$55,612**
RECONCILATION OF NET INCOME TO ADJUSTED EBITDARP						
Net Income (Loss) (GAAP)	$7,051	$28,586	$116,720	$110,255	($2,649)	$53,237
Income Tax Expense (Benefit)	(9,122)	24,623	(19,524)	(28,266)	1,567	32,549
Interest Expense and Amortization of Debt Costs	25,510	20,656	20,653	16,835	24,521	43,522
Adjustment for Litigation Settlement	--	(52,500)	--	--	--	--
Adjustment for Lease Termination Fee	--	--	--	--	70,014	--
Adjustment for Unrealized (Gains) / Losses on Fuel Derivative Contracts	(3,528)	14,790	(11,872)	(3,840)	6,432	3,958
ADJUSTED OPERATING PROFIT	**$19,911**	**$36,155**	**$105,977**	**$94,984**	**$99,885**	**$133,266**
Depreciation & Amortization	45,952	48,678	52,648	57,712	66,262	85,599
ADJUSTED EBITDA	**$65,863**	**$84,833**	**$158,625**	**$152,696**	**$166,147**	**$218,865**
Aircraft Rent	97,626	99,803	102,091	112,721	112,883	98,786
ADJUSTED EBITDAR	**$163,489**	**$184,636**	**$260,716**	**$265,417**	**$279,030**	**$317,651**
Net Periodic Benefit Cost (Pension Plan)	3,635	(1,267)	10,703	6,755	4,426	11,114
Net Periodic Benefit Cost (Other Post-Retirement Plans)	6,865	7,023	8,221	10,726	12,501	21,596
Pension Service Cost (Pension Plan)	(6,998)	(3,152)	(3,274)	(3,271)	(2,833)	(2,723)
Pension Service Cost (Other Post-Retirement Plans)	(3,062)	(3,472)	(4,245)	(5,705)	(6,342)	(11,152)
ADJUSTED EBITDARP	**$163,929**	**$183,768**	**$272,121**	**$273,922**	**$286,782**	**$336,486**
RECONCILATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS						
Net Cash Provided By Operating Activities (GAAP)	$81,552	$134,499	$136,451	$150,297	$178,764	$311,017
Changes in Operating Assets and Liabilities	(10,310)	(42,862)	36,690	(62,178)	(1,771)	(127,435)
Adjustments for Non-Recurring Items [1]	--	(52,500)	--	--	42,008	--
Adjustment for Unrealized (Gains) / Losses on Fuel Derivative Contracts [1]	(3,528)	14,970	(11,872)	(2,304)	3,859	2,375
ADJUSTED FUNDS FROM OPERATIONS	**$67,714**	**$54,107**	**$161,269**	**$85,815**	**$222,860**	**$185,957**
RECONCILATION OF DEBT & CAPITAL LEASE OBLIGATIONS TO TOTAL DEBT						
Debt & Capital Lease Obligations (GAAP)	$239,831	$259,276	$252,773	$188,772	$461,971	$661,240
Operating Lease Expense, Capitalized at 7.0x	683,382	698,621	714,637	789,047	790,181	691,502
Employee Benefit Plan Funded Status - Underfunded (Pension)	35,372	156,194	147,059	115,768	177,128	183,750
Employee Benefit Plan Funded Status - Underfunded (Other)	60,381	72,925	86,119	100,150	146,327	171,526
Adjustment for Tax Savings Associated with Contributions to Employee Benefit Plan [2]	(38,301)	(91,648)	(93,271)	(86,367)	(129,382)	(142,110)
TOTAL DEBT	**$980,665**	**$1,095,368**	**$1,107,317**	**$1,107,370**	**$1,446,225**	**$1,565,907**

Source: Hawaiian Holdings 2007 - 2012 Forms 10-K.

1 Adjustment equal to gross amount for 2007 – 2009 due to a full tax valuation allowance in these years, net of tax for 2010 – 2012, based on a 40% effective tax rate.

2 Employer pension contributions are tax deductible, reducing the effective indebtedness of unfunded pensions; assumes 40% effective tax rate in all years.

HAWAIIAN AIRLINES

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Mahalo!

Hawaiian Holdings Inc. / Hawaiian Airlines Inc.

Transcript: Investor Presentation

May 14, 2013

The following is a transcript of the oral comments of Thomas Bleimel of Citigroup Global Markets, Scott Topping, Chief Financial Officer, and Matt Baumgarth, Director of Fleet Acquisition, which comments were accompanied by the foregoing slide presentation.  Such comments and slide presentation were posted on www.netroadshow.com on May 14, 2013.

Thomas Bleimel:

This is Thomas Bleimel from Citigroup Global Markets and, together with our joint bookrunners, Goldman Sachs and Morgan Stanley, I would like to welcome you to the investor presentation for the offering of $444,540,000 Hawaiian Airlines Pass-Through Certificates Series 2013-1. I’m joined today by Scott Topping, Chief Financial Officer, and Matt Baumgarth, Director of Fleet Acquisition, who will provide you with a summary of Hawaiian Airlines and the underlying collateral pool of this transaction. Before I describe the transaction details, I encourage you to take a moment to read the disclosure on forward looking statements. The transaction involves the issuance of $444,540,000 of Pass Through Trust Certificates divided in 2 classes. The size of the Class A Certificates is approximately $328 million and the size of the Class B Certificates is approximately $116 million. The proceeds of the sale of the Certificates will be used to purchase 6 new A330-200 aircraft. Citigroup will be acting as sole structuring agent and joint bookrunner and Goldman Sachs and Morgan Stanley will be acting as joint bookrunners. The expected rating for the Class A Certificates are Ba1 by Moody’s, BBB+ by Standard & Poor’s and A- by Fitch. The expected ratings for the Class B Certificates are B1 by

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Moody’s, BB- by Standard & Poor’s and BB by Fitch.  Class A Certificates are structured with a final maturity of 12.6 years and an average life of 9 years.  The initial and maximum loan to value of the Class A Certificates will be 52.8%.  Class B Certificates are structured with a final maturity of 8.6 years and an average life of 6.9 years.  The initial and maximum loan to value of the Class B Certificates will be 71.5%. The equipment notes purchased with the proceeds of this offering will be secured by a security interest in the aircraft and will benefit from Section 1110 of the U.S. Bankruptcy Code.  The Class A and Class B Certificates will have the benefit of a liquidity facility provided by Natixis supporting payment of interest for up to 3 semi-annual interest payment periods in a default scenario.  Natixis will also act as the depositary in this transaction.  Proceeds of the offering will be held in escrow with a depositary institution and withdrawn from time to time to purchase equipment notes as the aircraft are financed.  The transaction includes standard U.S. airline EETC terms.  There are 2 tranches of amortizing debt being offered at this time.  There will be a standard EETC waterfall whereby interest in the preferred pool balance on the Class B will be paid ahead of Class A principal, which is consistent with all recent precedent U.S. EETCs.  The transaction will include standard buyout rights for the Class B Certificateholders and the Equipment Notes will be cross defaulted and cross collateralized from day one.  Hawaiian Holdings, Inc., listed on the

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NASDAQ stock exchange under the ticker HA, will fully and unconditionally guarantee Hawaiian Airlines’ payment obligation under the equipment notes.  Hawaiian Airlines has obtained desktop appraisals from 3 appraisers — AISI, Ascend and BK Associates.  The initial aggregate aircraft appraised value is approximately $601 million as of the first regular distribution date after all aircraft are expected to be financed.  The appraisals indicate an initial collateral cushion of approximately 47.2% and 28.5% on the Class A and Class B Certificates, respectively.  A brief summary of the aircraft collateral delivery dates and appraised values are shown on page 9.  With that, I would like to turn it over Scott Topping, Chief Financial Officer of Hawaiian Airlines, who will provide you with a summary of Hawaiian Airlines and a summary of the A330-200 fleet.

Scott Topping:

Thank you Thomas.  Leisure is our business and our brand network and product choices are uniquely Hawaiian.  This means that value is essential, but value doesn’t mean cheap.  We treat our customers as guests and our goal is to have their vacations start when they board our aircraft.  As we grow, our network is evolving to service global demand for the Hawaii vacation.  As a leader carrier serving Hawaii as a destination, we have the advantage of optimizing our fleet and product offering for our business.  Our A330s are configured with smaller than average premium cabins, increasing the relative number of revenue opportunities in economy and, importantly, making

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Hawaiian more competitive on a cost-per-seat basis.  Further, our brand and service have repeatedly distinguished Hawaiian as the premier airline serving Hawaii.  We have demonstrated a load factor and average fare premium on our routes due to our product and service choices.  A unique feature of our service is that we are the only North American carrier to offer a free hot meal to our guests in economy.  This combination of revenue advantages has allowed Hawaiian to compete successfully against carriers of all sizes.  The elements of our network are North America with 46% of our revenue base, International at 30%, and the Neighbor Islands at 24%.  2012 revenues were $2 billion and our current fleet is at 47 aircraft.  As you can see from the map, Hawaiian has grown as a global carrier with service in 7 countries.  We’ve expanded our long-haul network significantly since 2007.  This reflects the strategic decision to expand and diversify our business, focused on international markets with high demand growth.  Our expansion has allowed us to broaden our revenue base and reduce our reliance on any single country’s economy.  We have also been mindful to solidify our financial position during this period.  Since the start of our international expansion in 2010, we have maintained strong EBITDAR margins and built a healthy balance sheet alongside industry-leading growth.  Looking more closely at our business, North America remains our primary market and, while not a fast growing market, we see opportunities for additional service.  For instance, we

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launched direct flights to New York last summer and are considering further development of our North American network.  We have consistently grown our market share in North America over the last 3 decades and we see more upside as the industry continues to consolidate.  Turning to our international business, we have quickly emerged as a global carrier with 10 new markets announced since 2010.  Asian economic expansion and the favorable demographic ties have generated over 70% market growth in the last decade.  We continue to witness rapidly increasing demand for the Hawaii vacation in this region and our expansion remains focused on this segment of the business.  Our Neighbor Island business is a unique and stable part of our network.  These routes are among the busiest markets in the United States.  As an example, the Honolulu-Maui market drives 32 daily round trips, the same as New York to Los Angeles.  The majority of the demand is local traffic driven by everyday life in Hawaii.  As a result, this business is relatively priced and income inelastic.  While we have diversified and grown our airline, we see a number of additional opportunities, ranging from the east coast to the Far East.  Next, Matt Baumgarth will provide some additional information about the Airbus A330 and its importance to Hawaiian Airlines.  Matt?

Matt Baumgarth:

Thank you Scott.  I would now like to touch a little more on the Airbus A330 and its fit as the core long-haul aircraft in the Hawaiian Airlines fleet.  The A330 family has been in production by Airbus since 1992

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and over the years it has achieved an order book comparable to other leading wide body aircraft.  The A330 has 90 customers, including Hawaiian Airlines.  Passenger comfort complemented operational efficiency as a core measurement in Hawaiian’s decision to buy the A330.  Although Hawaiian Airlines is now a leading operator of the A330-200, we believe that investors will also find comfort in the aircraft’s diverse and deep operator base.  With 490 aircraft in service and another 81 on order, the A330-200 is important to more than just Hawaiian.  Many of our peers around the globe operate the aircraft and, interestingly, more than one-third of the aircraft are operated in the Asia-Pacific region where Hawaiian is focusing its expansion.  Our friends at Airbus have provided additional indications that demand for the A330 continues to be robust, as demonstrated by 40 lease placements during the course of 2012.  The large A330 customer base includes many lessors and government operators, as well as major airlines across the globe.  Hawaiian started its fleet transition to the A330 in 2010 and we have been very pleased with the operational performance of the aircraft.  We are now just over halfway through our A330 acquisition program.  Hawaiian has accepted delivery of 12 new aircraft thus far and will operate a total of 22 A330s by the end of 2015, while simultaneously retiring our aging 767 fleet.  The A330 provides Hawaiian with very competitive operating economics, while also opening new revenue opportunities with its range and cargo

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capabilities.  As such, we feel that the A330 will be core to our business for many years to come.  This brings us to the end of the recorded presentation.  However, you can find more details on our company in the appendix of this presentation.  Thank you for your attention and participation.  Mahalo.

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